1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Contact:
Morris Perlis
GTR Group Inc.
905-799-4700 x239
mperlis@gtrgroup.com

Peter Casey
Adam Friedman Associates
212-981-2529 x14
peter@adam-friedman.com

For Immediate Release:

GTR GROUP REPORTS FINANCIAL RESULTS FOR FIRST QUARTER

Record Quarter Marks First for Mad Catz Subsidiary As a "Pure Play"

Brampton, Ontario – August 9, 2001 – GTR Group Inc. (TSE: GTR, AMEX: GIG), a leading interactive entertainment company, announced today financial results for the first quarter ended June 30, 2001. GTR is the parent company of Mad Catz, a San Diego-based company, which designs, develops and markets a full range of accessories for video game consoles and PC gaming systems.

Mad Catz as a "Pure Play"

This quarter marks the first time that Mad Catz business results can be seen as a "pure play." As previously announced, GTR Group sold its value-priced video game inventory to GameStop Inc. and has disposed of all significant assets not directly related to its Mad Catz business. Reflecting this realignment, these financial results are comprised of the Mad Catz business and GTR Group overhead.

Also as part of this strategy and to help ease the understanding of the Mad Catz business, beginning with this quarter, all financial results will be reported in U.S. dollars.

GTR Group First Quarter Net Sales Increase 164%
(All amounts are in U.S. dollars)

Net sales from continuing operations for the first quarter ended June 30, 2001 increased 164% to $14.0 million, as compared to net sales of $5.3 million for the same period last year. Gross profit for the quarter was $3.4 million, or 24.2% of net sales, as compared to $1.5 million, or 27.8% of net sales, for the same period a year ago.

Accompanying a solid sales performance, EBITDA from continuing operations increased to $401,000 from a loss of $609,000 for the same period year ago. Sales and marketing expenses were $1.7 million, or 11.8% of net sales, as compared to $0.8 million, or 14.3% of net sales, for the same period last year. Administrative and engineering expenses for the period remained flat as compared to the previous year despite increased sales and the launch of the GameBoy Advance products. Net income before taxes and goodwill for the quarter was $19,000, or $0.00 per share, as compared to a net loss of $897,000, or $0.02 per share, for the same period in fiscal 2001.

There was no negative financial impact for the quarter from discontinued operations as compared to a $1.2 million loss for the quarter in fiscal 2001. GTR Group net loss after taxes and goodwill charges for the quarter was $0.3 million, or $0.01 per share, as compared to a net loss of $1.9 million, or $0.05 per share, in the first quarter of fiscal 2001.

Management Perspective and Analysis
Commenting on the results, Morris Perlis, President and CEO of GTR Group Inc., said, "We are very pleased with our record first quarter results. Typically, this is the weakest quarter of the year for Mad Catz and the industry as a whole. However, the growth in industry sales during the first fiscal quarter, by 47% according to the leading industry analyst, indicates that the industry is poised for a period of strong growth for the foreseeable future. Our record results demonstrate that not only are we participating in this industry trend, but that our market share is increasing as well. This performance validates our strategic decision to focus our resources behind the Mad Catz brand."

Mr. Perlis added, "We are aggressively managing our expense levels as demonstrated by the fact that we have held administration expenses to the same levels as last year. Traditionally, sales and marketing expenses are at their highest levels in the first quarter. However, as a percentage of sales, they are significantly lower than last year."

"Gross margin was below a year ago due to a very favorable product mix in the year ago period. However, at 24.2%, gross margin was significantly higher than the previous quarter at 18.5% and total fiscal year 2001 at 22.3%. Our expectations are that margins will remain strong for the remainder of the year. The first quarter also saw a strengthening of all aspects of the balance sheet."

Mr. Perlis continued, "During the quarter we received a strong vote of confidence from our largest shareholder when we announced that the Company has reached an agreement with its Board Chairman, Pat Brigham, allowing GTR Group to convert its subordinated debt to equity."

Reflecting on the achievements made by Mad Catz during the quarter, Darren Richardson, President and COO of Mad Catz stated, "Our complete line-up of accessories continued to do well. The increasing demand for and availability of PS2 and the robust launch of Game Boy Advance made for a quarter that exceeded our ambitious expectations.

"The potential opportunities for Mad Catz with regard to current and future platforms - Nintendo's recently launched GameBoy Advance, the upcoming launch of Nintendo's GameCube and Microsoft's Xbox - combined with the increased availability of PS2, should continue to drive overall demand and push Mad Catz' sales forward for the remainder of the year," he concluded.

About GTR Group
GTR Group Inc. (www.gtrgroup.com) is a leading interactive entertainment company and the parent company of Mad Catz, Inc. which designs, develops and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S., Canada and Asia, as well as distributors in Europe, South America, Mexico, Australia, New Zealand, the Middle East, and Japan.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions. Risk factors are detailed from time to time in the Company's periodic reports and registration statements are filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.